SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ---------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                         (Amendment No. 4 )(1)


                        U.S. Energy Systems, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                 902951102
--------------------------------------------------------------------------------
                                (CUSIP Number)
                              Henry N. Schneider
                         c/o U.S. Energy Systems, Inc.
                          One North Lexington Avenue
                            White Plains, NY 10601
                                (914) 993-6443
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               July 27, 2005

--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of    Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 902951102                       13D



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


       Lawrence I. Schneider
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) [ ] (b) [X]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       Not applicable
--------------------------------------------------------------------------------

   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [ ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S.A.
--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARE                                                    2,362,695
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH                                                    0
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER

      WITH                                                    2,362,695
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                                                              0
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                              2,362,695

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [X]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                              16.5%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP No.                           13D

       902951102
--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


       Henry N. Schneider
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) [ ] (b) [X]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

                           Not applicable
--------------------------------------------------------------------------------

   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       USA
--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARE
                                                1,222,737
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH
                                                        0
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER

      WITH
                                                1,222,737
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER

                                                        0
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                 1,222,737

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                     [X]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      9.3%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP No.                           13D

       902951102
--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


       Rita Schneider
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) [ ] (b) [X]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

                           OO
--------------------------------------------------------------------------------

   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       USA
--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARE
                                                1,342,220
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH
                                                        0
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER

      WITH
                                                1,342,220
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER

                                                        0
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                1,342,220

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [X]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                              10.1%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP No.                           13D


       902951102
--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


       Energy Systems Investors, LLC
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) [ ] (b) [X]


--------------------------------------------------------------------------------
   3   SEC USE ONLY



--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

                           Not applicable
--------------------------------------------------------------------------------

   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARE                                                    0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH                                                    0
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER

      WITH                                                    0
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                                                              0
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                        0

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [12]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                        0

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP No.                           13D


       902951102
--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


       Energy Systems Investors II, LLC
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) [ ] (b) [X]


--------------------------------------------------------------------------------
   3   SEC USE ONLY



--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

                                 Not applicable
--------------------------------------------------------------------------------

   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARE                                                    0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH                                                    0
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER

      WITH                                                    0
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                                                              0
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                        0

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [X]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                        0

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT.

         This Amendment No. 4 (the "Amendment") to Schedule 13D is being filed by Lawrence I. Schneider ("Lawrence"), Rita Schneider ("Rita"), Henry N. Schneider ("Henry"; together with Rita and Lawrence, referred to collectively as the "Schneiders"), Energy Systems Investors, LLC ("ESI") and Energy Systems Investors II, LLC ("ESI II"; ESI and ESI II referred to collectively as the "ESI Entities" and the Schneiders and the ESI Entities referred to collectively as the "Reporting Persons"). Lawrence and Rita are husband and wife and Henry is their son. This Amendment No. 4 is filed pursuant to Rule 13d-2(a) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Reporting Persons hereby supplement and amend their Schedule 13D, as amended from time to time, as to the following items.

Item 1. Security and Issuer

         This filing relates to the shares of common stock, par value $0.01 per share (the "Common Stock") of U.S. Energy Systems, Inc. ("US Energy"). The principal executive offices of US Energy are located at One North Lexington Avenue, White Plains, New York 10601.

Item 2. Identity and Background

         The information called for by this Item 2 with respect to the Reporting Persons other than Rita has previously been reported pursuant to Schedule 13D. Rita's address for correspondence is: c/o US Energy Systems, Inc., One North Lexington Avenue, White Plains, New York 10601. She is a citizen of the United States of America and is not currently employed. During the past five years, Rita has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

See "Item 4. Purpose of Transaction" which is incorporated herein by this reference.


Item 4. Purpose of Transaction

         This Amendment is filed to report the impact of the Distribution (as defined) and the expiration (the "Warrant Expiration") of the Series B Warrants (the "Warrants") on the beneficial ownership of Common Stock by the Reporting Persons.

         In connection with the operating agreement governing ESI, in July/August 2005, ESI distributed principally to its members and without the payment of any consideration (the "Distribution"), 861,110 shares of Series D Preferred Stock and the Warrants to acquire 702,641 shares Common Stock, representing all the US Energy securities it held. (Information regarding the Warrants is not provided herein inasmuch as the Warrants expired in July 2005). Except as otherwise set forth herein, the Reporting Persons currently have no plans or proposals which would result in: (a) the acquisition by any person of additional securities of US Energy, or the disposition of securities of US Energy; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving US Energy or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of US Energy or any of its subsidiaries; (d) any change in the present board of directors or management of US Energy, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of US Energy; (f) any other material change in US Energy's business or corporate structure; (g) changes in US Energy's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of US Energy by any person; (h) causing a class of securities of US Energy to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) causing a class of equity securities of US Energy to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or
(j) any action similar to any of those enumerated above. Notwithstanding the foregoing, the Reporting Persons reserve the right to engage in any of the foregoing activities.

         In the Distribution, 335,555 shares of Series D Preferred Stock were distributed to Rita and 525,555 shares of Series D Preferred Stock were distributed to persons unrelated to the Schneiders. The Warrants were allocable to one or more of the Reporting Persons but, as previously noted, information regarding the Warrants is not included herein because of the Warrant Expiration.

Item 5. Interest in Securities of the Issuer

         Set forth below is information regarding the beneficial ownership of shares of Common Stock by each Reporting Person. Each such person (i) disclaims beneficial ownership of the shares of Common Stock reported as owned by the other Reporting Persons and (ii) has the sole power to vote and direct the disposition of the shares of Common Stock reported as beneficially owned by such person.

Lawrence I. Schneider

         Lawrence beneficially owns 2,362,695 shares of Common Stock (representing 16.5% of the outstanding shares) as follows (i) 911,112 shares of common stock issuable upon conversion of 227,778 shares of Series D Preferred Stock, (ii) options to acquire 1,016,800 shares of Common Stock and (iii) 434,783 shares of Common Stock issuable in connection with the restricted stock units. See "Information Regarding Calculation of Percentage of Ownership" below for further information regarding the restricted stock units.

Henry N. Schneider


         Henry beneficially owns 1,222,737 of Common Stock (representing 9.3% of the outstanding shares) as follows: (i) 7,037 shares of Common Stock, (ii) 200,000 shares of Common Stock issuable upon conversion of 50,000 shares of Series D Preferred Stock and (iii) options to acquire 1,015,700 shares of Common Stock.


Rita Schneider


         Rita beneficially owns 1,342,220 shares of Common Stock (representing 10.1% of the outstanding shares) respresenting the shares issuable upon conversion of 335,555 shares of the Series D Preferred Stock.

ESI and ES II

         As a result of the Distribution and the Warrant Expiration, the ESI Entities do not beneficially own any shares of Common Stock.

Reporting Persons

         The Reporting Persons may collectively be deemed to beneficially own 4,927,652 shares of Common Stock (representing 29.2% of the outstanding shares) as follows: (i) 7,037 shares of Common Stock, (ii) 2,453,332 shares of Common Stock issuable upon conversion of 613,333 shares of Series D Preferred Stock,
(iii) options to acquire 2,032,500 shares of Common Stock, and (iv) 434,783 shares of Common Stock issuable in connection with the restricted stock units.

Information Regarding Calculation of Percentage of Ownership

         In calculating the percentage ownership noted herein, the Reporting Persons relied on U.S. Energy's Quarterly Report on Form 10-Q for the period ended March 31, 2005, which reported that as of May 13, 2005, there were 11,970,061 shares of Common Stock outstanding. These calculations were made in accordance with Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended. Shares of Common stock that may be acquired by a Reporting Person within 60 days of the date hereof (including shares that Lawrence may acquire in connection with his restricted stock units) are included in determining the number of securities beneficially owned by such Reporting Persons. (Lawrence's restricted stock units vest in four equal annual installments beginning on or about September 24, 2005, subject to acceleration upon a change in control or termination of his employment relationship with U.S. Energy. In the event of the voluntary termination of employment by Lawrence or Lawrence's termination for cause, the restricted stock units are forfeited, to the extent they have not vested).

Transactions Within the Past 60 Days.

         The only transactions effected during the past 60 days with respect to US Energy securities by the Reporting Persons are the transactions relating to the Distribution and the Warrant Expiration.

Item 7. Exhibits

         Not applicable.

                                   SIGNATURES

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement by or about it , her or him is true, complete and correct.


Date: August 10, 2005               /s/ Lawrence I. Schneider
                                    -------------------------
                                    Lawrence I. Schneider


                                    /s/ Henry N. Schneider
                                    -------------------------
                                    Henry N. Schneider



                                    /s/ Rita Schneider
                                    -------------------------
                                    Rita Schneider



                                    ENERGY SYSTEMS INVESTORS, LLC

                        By:         Energy Systems Investors, II LLC,
                                    the Manager of Energy Systems Investors, LLC



                        By:         /s/ Henry N. Schneider
                                    -------------------------
                                    Henry N. Schneider, Member




                                    ENERGY SYSTEMS INVESTORS, II, LLC


                       By:         /s/ Henry N. Schneider
                                   -------------------------
                                   Henry N. Schneider, Member